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14049355

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67890

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McCafferty & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2029 Century Park East, Suite 1140
(No. and Street)

Los Angeles	CA	90067
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HKG, LLP
(Name – *if individual, state last, first, middle name*)

50 E. Foothill Blvd. 3rd Floor	Arcadia	CA	91006
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 04 2014
Washington, DC
124

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Magali Ramirez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McCafferty & Company, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Financial & Operations Principal

Title

Notary Public

Please see attached form for notary.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jurat

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 26th day of February, 2014 by Magali Ramirez,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature ______________________

(Notary seal)

MEHRAN KHORRAMIAN
COMM. #1956141
Notary Public-California
LOS ANGELES COUNTY
My Comm. Exp. NOV. 9, 2015

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

oath or affirmation
(Title or description of attached document)

____
(Title or description of attached document continued)

Number of Pages (1) Document Date —

____
(Additional information)

INSTRUCTIONS FOR COMPLETING THIS FORM

The wording of all Jurats completed in California after January 1, 2008 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one which does contain proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the jurat process is completed.
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Signature of the notary public must match the signature on file with the office of the county clerk.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different jurat form.
  - ❖ Additional information is not required but could help to ensure this jurat is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
- Securely attach this document to the signed document

MCCAFFERTY & COMPANY, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2013

TABLE OF CONTENTS

HKG LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Member of
McCafferty & Company, LLC
Los Angeles, California

We have audited the accompanying financial statements of McCafferty & Company, LLC (a California limited liability company) (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statement of operations, changes in member's capital and comprehensive income and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McCafferty & Company, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

50 E. Foothill Blvd., Third Floor | Arcadia, CA 91006 | Phone: (626) 585-0666 | Fax: (626) 585-1661
Arcadia | Irvine | Pasadena

INDEPENDENT AUDITORS' REPORT
(continued)

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplementary schedules Computation of Net Capital Under Rule 15c3-3 of the Securities and Exchange Commission, Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and Information Relating to Possession or Control Requirements Under Rule 15c3-3 are presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in these supplementary schedules has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in these supplementary schedules is fairly stated in all material respects in relation to the financial statements as a whole.

HKG, LLP

HKG, LLP
Certified Public Accountants

Arcadia, California
February 21, 2014

MCCAFFERTY & COMPANY, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash	$	628,479		
Marketable securities, available for sale		345,518		
Accounts receivable		113,460		
Property and equipment, net of accumulated depreciation and amortization of $93,593		78,856		
Prepaids		8,225		
Due from affiliates		753		
Interest receivable		444		
Total assets			$	1,175,735

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:				
Accounts payable	$	313		
Accrued expenses		20,277		
Deferred rent		49,393		
Total liabilities				69,983
Member's capital				
Member's equity		1,109,841		
Accumulated other comprehensive loss		(4,089)		
Total Member's capital				1,105,752
Total liabilities and member's capital			$	1,175,735

The accompanying notes are an integral part of this statement

MCCAFFERTY & COMPANY, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013

Revenues:		
Consulting income	$ 2,128,305	
		$ 2,128,305
Expenses:		
Automobile	30,339	
Bank charges	1,466	
Charitable contributions	11,920	
Client related expenses	178,217	
Computer	26,855	
Continuing education and conferences	18,627	
Depreciation and amortization	27,154	
Dues, subscriptions and research	17,717	
Employee benefits	4,905	
Gifts	3,424	
Insurance	56,878	
Legal and professional	78,765	
Licensing fees and taxes	59,203	
Meals	29,188	
Miscellaneous	7,437	
Office expenses	43,237	
Outside services	172,783	
Rent and relocation	149,585	
Salaries and wages	473,971	
Telephone	15,576	
Travel	76,682	
		1,483,929
Income from operations		644,376
Other income		
Investment income	3,547	
		3,547
Net income		647,923
Other comprehensive income		
Unrealized loss on marketable securities		(3,090)
Comprehensive income		$ 644,833

The accompanying notes are an integral part of this statement

MCCAFFERTY & COMPANY, LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
AND COMPREHENSIVE LOSS
FOR THE YEAR ENDED DECEMBER 31, 2013

	Member's Equity	Accumulated Other Comprehensive Income (loss)	Total Member's Capital
Balance - January 1, 2013	$ 530,990	$ (999)	$ 529,991
Distributions	(69,072)	-	(69,072)
Net income	647,923	-	647,923
Unrealized loss on marketable securities	-	(3,090)	(3,090)
Balance - December 31, 2013	$ 1,109,841	$ (4,089)	$ 1,105,752

MCCAFFERTY & COMPANY, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

Cash flows provided by operating activities:		
Net income		$ 647,923
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	$ 27,154	
Changes in assets and liabilities:		
(Increase)/Decrease in assets:		
Accounts receivable	(94,840)	
Interest receivable	(8)	
Prepaids	6,218	
Increase (decrease) in liabilities:		
Accounts payable	(5,756)	
Accrued expenses	11,289	
Deferred rent	8,382	
Total adjustments		(47,561)
Net cash provided by operating activities		600,362
Cash flows provided by (used in) investing activities:		
Purchase of marketable securities	(3,530)	
Proceeds from sale of marketable securities	25,000	
Acquisition of furniture and fixtures	(22,338)	
Net cash used in investing activities		(868)
Cash flows provided by (used in) financing activities:		
Due from affiliates	76,275	
Distributions to member	(69,072)	
Net cash provided by financing activities		7,203
Net increase in cash		606,697
Cash - beginning of year		21,782
Cash - end of year		$ 628,479
Supplemental information:		
Cash paid for:		
Income taxes		$ 6,781

The accompanying notes are an integral part of this statement

1. BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

McCafferty & Company, LLC (the Company) is a California limited liability company. Its member has limited personal liability for the obligations or debts of the Company. Only one class of member's interest exists. As a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA), the Company provides advisory and consulting services primarily in the media, entertainment, and telecommunications industry.

Basis of Accounting

The Company prepares its financial statements on the accrual basis of accounting, recognizing income when earned and expenses when incurred.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with a maturity, at purchase, of three months or less to be cash equivalents.

Uninsured Cash Balances

The Company maintains its cash and cash equivalents at financial institutions. Bank cash balances may periodically exceed FDIC insurance coverage. Company's management believes the risk is not significant.

Fair Value of Financial Instruments

The Company has financial instruments whereby the fair market value of the financial instruments could be different than that recorded on a historical basis on the accompanying balance sheet. The Company's financial instruments consist of cash, accounts receivable, accounts payable, and accrued expenses. The carrying amounts of the Company's financial instruments generally approximate their fair values at December 31, 2013.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of the assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from these estimates.

1. BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Marketable Securities

The Company classifies its marketable securities according to their purpose and holding period. As of December 31, 2013, there were no trading account securities or held-to-maturity securities in the investment portfolio. Securities available for sale are reported at estimated fair value.

The fair values of the marketable securities are generally determined by reference to the quoted market prices obtained from independent external brokers or independent external pricing service providers who have experience in valuing these securities.

Securities transactions are recognized on the trade date (the date the order to buy or sell is executed). The carrying value plus any related other comprehensive income balance of sold securities is used to compute realized gains and losses. Interest and dividends on securities are included in investment income. Amortization of premiums and accretion of discounts on securities are recorded as yield adjustments on such securities using the effective interest method. The specific identification method is used for purposes of determining cost in computing realized gains and losses on investment securities sold.

Property and Equipment

Property and equipment are valued at cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using straight-line methods for financial reporting purposes over the estimated useful lives, as follows:

Furniture and fixtures	5 – 7 years
Automobile	5 – 7 years
Machinery and equipment	5 – 7 years
Leasehold Improvements	3 years

Depreciation and amortization expense for the year ended December 31, 2013 totaled $27,154.

Income Taxes

The Company is treated as a sole proprietorship for tax purposes and therefore incurs no federal tax liability. Accordingly, the Company's member is liable for individual federal and California state income taxes on the Company's taxable earnings. The Company incurs only a minimum state franchise tax fee and an annual California LLC fee based on the Company's gross receipts.

1. BUSINESS ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

The Company believes that it has appropriate support for the positions taken on its tax returns and that the limited liability company status would be sustained on examination.

The Company classifies interest and penalties on underpayments of income tax as interest expense and penalties, respectively, both of which would be included in general and administrative expenses.

The Company files tax returns in the California state jurisdiction. The Company is no longer subject to tax examinations for California before 2009.

Subsequent Events

Subsequent events have been evaluated through February 21, 2014, which is the date the financial statements were available to be issued.

2. MARKETABLE SECURITIES AND FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 820, *Fair Value Measurements*, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of fair value hierarchy are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 - Inputs to the valuation methodology are observable other than level 1 prices, such as quoted prices for similar assets and liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Inputs to the valuation measurement are unobservable, supported by the little or no market data, and are significant to the fair value of the assets and liabilities.

2. MARKETABLE SECURITIES AND FAIR VALUE MEASUREMENTS (continued)

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodology used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013.

Mutual funds: Valued at the net asset value (NAV) of shares held by the Agency at the end.

The preceding method described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation method is appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following is a summary of the marketable securities at December 31, 2013:

	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
Mutual funds	$ 349,607	-	(4,089)	$ 345,518

The following table presents the balance of assets measured at fair value on a recurring basis as of December 31, 2013:

	2013			
	Level I	Level II	Level III	Total
Mutual funds	$ -	345,518	-	$ 345,518

At December 31, 2013 the Company had no assets measured at fair value on a nonrecurring basis and no liabilities measured at fair value on a recurring or nonrecurring basis.

3. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Furniture and fixtures	$	41,047
Automobile		59,261
Computer equipment		38,496
Leasehold improvements		33,645
		172,449
Less accumulated depreciation		(93,593)
	$	78,856

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.) At December 31, 2013, the Company had net capital of $861,447, which was $856,447 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.0812 to 1.

The Company is exempt from the provisions of Regulation 15c3-3(k)(2)(i) because the Company did not carry margin accounts, and did not otherwise hold funds or securities for, or owe money or securities to, customers.

5. COMMITMENTS

In 2013, the Company agreed to lease its operating facility under an operating lease expiring in April 30, 2016. The lease requires the Company to pay fixed monthly rents with additional variable expenses. The future minimum lease payments are as follows:

Year ending December 31,		
2014	$	100,510
2015		103,521
2016		34,845
Total	$	238,876

5. COMMITMENTS (continued)

Rent expense for the year ended December 31, 2013 was $138,959.

6. DEFERRED RENT

The office lease is accounted for as an operating lease and expenses are recognized when incurred. Minimum annual rentals are recognized on a straight-line basis over the lease term regardless of when payments are due. Deferred rent represent the amount that rents currently due exceed expected straight-line rental expense under the lease agreement plus leasehold improvements. For the year ended December 31, 2013, deferred rent payable was $49,393.

MCCAFFERTY & COMPANY, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

SCHEDULE I

Net capital		
Total member's capital	$	1,105,752
Deductions:		
Nonallowable assets:		
Accounts receivable		(113,460)
Property and equipment, net		(78,856)
Prepaids		(8,225)
Due from affiliates		(753)
Interest receivable		(444)
Tentative net capital		904,014
Haircuts on liquid asset funds		
Trading and investment securities		(31,087)
Money Market Funds		(4)
Undue concentration		(11,476)
Total haircuts on liquid asset funds		(42,567)
Net capital	$	861,447
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable	$	313
Accrued expenses		20,277
Deferred rent		49,393
Total aggregate indebtedness	$	69,983
Computation of Basic Net Capital Requirement		
Minimum net capital	$	5,000
Excess net capital	$	856,447
Ratio: Aggregate indebtedness to net capital		0.0812 to 1
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	861,447
Net capital per above	$	861,447

See the Independent Auditors' Report

MCCAFFERTY & COMPANY, LLC
DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

SCHEDULE II

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i).

MCCAFFERTY & COMPANY, LLC
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2013

SCHEDULE III

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(i) exemptive provision.

HKG LLP
Certified Public Accountants

February 21, 2014

Member
McCafferty & Company, LLC
Los Angeles, California

In planning and performing our audit of the financial statements of McCafferty & Company, LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of

deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

HKG, LLP

HKG, LLP
Certified Public Accountants

Arcadia, California
February 21, 2014

HKG LLP
Certified Public Accountants

Member
McCafferty & Company, LLC
Los Angeles, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by McCafferty & Company, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating McCafferty & Company, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). McCafferty & Company, LLC's management is responsible for the McCafferty & Company, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do no express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

HKG, LLP

HKG, LLP
Certified Public Accountants

Arcadia, California
February 21, 2014

50 E. Foothill Blvd., Third Floor | Arcadia, CA 91006 | Phone: (626) 585-0666 | Fax: (626) 585-1661
Arcadia | Irvine | Pasadena

SIPC-7

(33-REV 7/10)

Amendment

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 2013

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067890 FINRA DEC
McCafferty & Company LLC
2029 Century Park E Ste 1140
Los Angeles CA 90067-2983

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Magali Ramirez (310) 551-4040

2. A. General Assessment (item 2e from page 2) $ 5,275

B. Less payment made with SIPC-6 filed (**exclude interest**) (2,578)

____
Date Paid

C. Less prior overpayment applied (2,532.59)

D. Assessment balance due or (overpayment) 164.44

E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum ________

F. Total assessment balance and interest due (or overpayment carried forward) $ 164.44

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 164.44

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

McCafferty & company
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Fin Op
(Title)

Dated the 25 day of February, 2014.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,131,852
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	3,547
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	18,295
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	21,842
2d. SIPC Net Operating Revenues	$ 2,110,010
2e. General Assessment @ .0025	$ 5,275

(to page 1, line 2.A.)